Exhibit 12.1

Amounts presented in thousands

	Fiscal Years Ended October, 31
	2016	2015	2014	2013	2012
Earnings (loss):

Pre-tax loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(51,208)	$(29,684)	$(37,607)	$(34,032)	$(31,010)

Add:

Fixed Charges	9,392	6,719	6,806	7,239	5,591

Amortization of previously capitalized interest	-	-	-	-	-

Less:

Preferred dividends	3,200	3,200	3,200	3,200	3,201

Interest capitalized in the period	628	-	-	-	-

Non-controlling interest in loss that have not incurred fixed charges	(251)	(325)	-	-	-

Loss as adjusted	$(45,394)	$(25,840)	$(34,001)	$(29,993)	$(28,620)

Fixed charges:

Interest expense incurred including capitalized interest	$5,586	$2,960	$3,561	$3,973	$2,304

Estimate of interest within rental expense (a)	605	559	45	66	86

Preferred dividends	3,200	3,200	3,200	3,200	3,201

Total fixed charges	$9,392	$6,719	$6,806	$7,239	$5,591

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(54,785)	$(32,559)	$(40,807)	$(37,232)	$(34,211)

(a) One-third of rent expense is the portion deemed representative of the interest factor for the fiscal years ended October 31, 2016 and 2015.